Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Companhia Aberta NIRE 35300010230 Policy on the Appointment and Succession of members of the Board of Directors, the Committees related to the Board of Directors and the Board of Officers of Itaú Unibanco Holding SA (Brazil) 1. Objective    1.1.    The Appointment and Succession Policy (“Policy”) aims to establish minimum requirements for the appointment of members to the Board of Directors (“Board of Directors”), to the Committees related to the Board of Directors (“Committees”) and to the Board of Officers (“Board of Officers”) of financial institutions and other regulated companies of the Itaú Unibanco Conglomerate, as well as consolidating internal procedures and formalizing practices in relation to the succession of Administrator, in line with current regulations and best market practices. 2. Target Audience 2.1. Itaú Unibanco Holding SA (“Itaú Unibanco” or “Company”), all financial institutions and institutions authorized to operate by the Central Bank of Brazil and other regulated companies that make up the Itaú Unibanco Conglomerate in Brazil (“Itaú Unibanco Conglomerate”). 3. Basic Principles for Appointment and Succession 3.1. The appointment of members must comply with the provisions in the Company’s Bylaws, the Internal Charter of the Board of Directors and, when applicable, of the Committees, in the Corporate Governance Policy, in the Code of Ethics, as well as in the current legislation, in order to reflect and consolidate the existing structures to protect the interests of shareholders and the market.    3.2. Highly qualified professionals with notable experience (technical, professional, academic), availability of time to perform the function and high standards of conduct and ethics in business, must be appointed to the Board of Director, Committees and Board of Officers, prioritizing sustainable relationships and practices that adhere to laws, rules and regulations, always in line with the values and culture of Itaú Unibanco, in addition to the criteria established in current regulations, such as: unblemished reputation (one who enjoys, within the scope of society, of recognized moral standing, which is the quality of a person of integrity), not having legal impediments or conviction for any crime (related or not to the National Financial System), not being declared bankrupt or insolvent, among the other criteria established in the current regulation.

3.3. The nomination process should consider people with different characteristics and profiles, aiming at the complementarity of skills and diversity, such as gender, race and age criteria, among others.    3.4. The Succession Rule (“Succession Rule”) applies to the members of the Board of Directors, members of the Committees and the members of the Board of Officers (together “Senior Management” or “Administrators”) 3.5.    The selection and succession of Administrators of other financial institutions directly or indirectly controlled by Itaú Unibanco must comply with the general principles of this rule, as well as the regulatory provisions in force, and must take place sequentially to the selection and succession of Senior Management. 3.6. The Succession Rule aims to ensure that the Company has professionals for promotion or hiring, whose professional experiences and skills contribute to their good performance and preservation of their value. 3.7. Notwithstanding the provisions of item 3.2. above, the selection of candidates for Senior Management positions must consider, at least, the following aspects: a. Conditions for the exercise of the position required by the legislation and regulations in force; b. Knowledge of legislation and regulations relating to accountability for their performance; c. Technical capacity compatible with the exercise of the position; d. Managerial capacity compatible with the role to be performed; e. Interpersonal skills; f. Diversity and complementarity of skills; and g. Alignment with Itaú Unibanco’s culture and values. 3.8. The Board is responsible for approving, supervising and controlling the processes related to the planning, operation, maintenance and revision of the Rule of Succession. 4. Process of Appointment and Succession of Members of the Board of Directors    4.1. The composition of the Board of Directors should be evaluated annually to ensure the complementarity of the competences of its members.

4.2. The proposal for the re-election of Board of Directors members should take into account their good performance during the period, their experience and attendance at meetings during the previous term.    4.3. A director who has already reached the age of 70 (seventy) on the date of the election cannot be elected or re-elected.    4.4. The Board of Directors must be composed of at least one third of independent members.    4.4.1. When, as a result of observing the percentage mentioned in item 4.4, there is a fractional number of directors, rounding up to the nearest whole number (i) when the fraction is equal to or greater than 0.5 (five tenths); and (ii) immediately lower, when the fraction is less than 0.5 (five tenths).    4.4.2. All members who so qualify under the Company’s Corporate Governance Policy will be considered for the calculation of vacancies for independent members, regardless of whether they are nominated by controlling shareholders or by minority shareholders.    4.5. It is recommended that the Board of Directors has in its composition professionals with experience in the financial sector, as well as in diversified topics.    4.6. The composition of the Board of Directors should be evaluated annually to ensure the complementarity of the competences of its members. Along with the annual assessment of the Board of Directors, the skills of the members that make up the Board of Directors must be analyzed. The objective will be to verify the efficiency of the body and the complementarity of its functions, as well as to point out eventual gaps in its composition.    4.6.1.    The Appointment and Corporate Governance Committee will be the competent body to carry out this assessment and make any recommendations regarding it.    5. Appointment Process of Committee Members    5.1. The following Committees report to the Board of Directors: (i) Audit Committee; (ii) Risk and Capital Management Committee; (iii) People Committee; (iv) Appointment and Corporate Governance Committee; (v) Strategy Committee; (vi) Remuneration Committee; (vii) Related Parties Committee; and (viii) Social Responsibility Committee.    5.2. The members of the Committees will be elected annually by the Board of Directors from among its members and professionals with proven knowledge in the area of expertise.    5.3. The re-election of Committee members should take into account their good performance during the period, their experience and attendance at meetings during the previous term.

5.4. The Audit Committee will be composed entirely of independent members, pursuant to its Regulations and applicable regulations, provided that at least one of the members of this Committee will be designated as a Financial Specialist.    5.5. The Related Parties Committee will be composed entirely of Board of Directors members who are considered independent.    5.6. The Remuneration Committee will be composed entirely of non-executive members, with at least one non-administrator member, in accordance with the applicable regulations.    5.7. The Appointment and Corporate Governance Committee will be composed entirely of non-executive members.    6. Board of Officers Appointment and Succession Process    6.1. The Board of Directors shall appoint, for the composition of the executive staff, professionals who know how to harmoniously combine the interests of the Company, shareholders, managers and employees, as well as the Company’s social and environmental responsibility, guided by legality and ethics.    6.2. The Board of Officers comprises the positions of Chief Executive Officer and Officer, in accordance with what is established by the Board of Directors.    6.3. In compliance with the standards of the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, the Board of Directors will elect, among the members of the Board of Officers, representatives with responsibilities before the authorities, the shareholder body and the general public.    6.4. The proposal for the re-election of Officers must be based on their annual assessment, in which performance indicators are considered, such as: financial, customer satisfaction, people management, shared goals with other departments and alignment with Itaú Unibanco’s culture.    6.5. The Chief Executive Officer will be chosen by the Board of Directors, with the support of the Appointment and Corporate Governance Committee, taking into account the criteria of competence and professional training, experience, productivity and performance in the exercise of the position, strictly bearing in mind the interests of the Company’s social activities. 6.6. The Officers of Itaú Unibanco will be elected by the Board of Directors, in compliance with the proposals made by the Chief Executive Officer.    6.7. The selection processes must take into account the candidate’s performance and the analysis of their career moment for the position, as determined in the results of the Company’s

meritocracy cycles, such as the “Strategic People Planning” and the “Plan of Individual    Development”.    7. Role of the Appointment and Corporate Governance Committee in the Appointment Process    7.1. The Appointment and Corporate Governance Committee will be responsible for the selection and nomination guidelines:    a. identify, analyze and propose candidates for the Board of Directors to present at the General Meeting, determining whether the candidate will be considered, if elected, an executive, non-executive or independent director;    b. periodically review the criteria for defining independent, non-executive and executive directors, in accordance with the principles of governance and applicable regulation, recommending to the Board of Directors any necessary changes and reassessing the status of each Director in light of the new independence criteria that may eventually be established;    c. evaluate the functioning of the Board of Directors;    d. discuss and make recommendations on succession of the Chairman or Co-Chairs of the Board of Directors and Directors;    e. discuss and make recommendations on guidelines and processes for the selection and appointment of the Chief Executive Officer;    f. discuss and make recommendations on the succession of the Chief Executive Officer;    g. assist in identifying qualified Directors to fill vacancies on the Committees that report to the Board of Directors, including the Appointment and Corporate Governance Committee, and should specifically provide an opinion on independence and financial expertise to the Audit Committee; and    h. whenever deemed convenient, recommend changes in the composition of the Board of Directors and the Committees that are subordinate to it.    8. Recruitment    8.1. The Company must constantly value the retention and development of its internal talents, including through lateral mobility. In case of need for external hiring of Administrators, in addition to observing the General Rules, market trends must be observed to attract highly qualified professionals who add value to the Company.    9. Retention

9.1. Itaú Unibanco maintains the Share Granting Plan (“Plan”) with the objective of granting the Administrators of the Company and its direct or indirect subsidiaries the opportunity to become shareholders of the Company, obtaining, as a result, a greater alignment of its interests with those of its shareholders, as well as sharing capital market risks, as well as enabling the Company and its subsidiaries to attract and retain Administrators. 9.2. The Plan encompasses the following programs that enable retention, in addition to attracting these Administrators: (i) Variable Remuneration in Shares and (ii) Partners Program, in line with the provisions of National Monetary Council Resolution No. 3,921/10. 10. Training 10.1. The Company shall offer programs and tools to provide the constant improvement and expansion of the knowledge and skills of the Administrators through training, workshops, courses and lectures. 10.2. Specifically in relation to the integration of new members of the Board of Directors, an immersion program will be carried out so that they can get to know the executive departments of the Company. 11. Related Documents 11.1 Related Internal Policies Stock Grant Plan. Internal Regulations of the Nominations and Corporate Governance Committee. Internal Regulations of the Board of Directors. Internal Regulations of the Board of Officers. 11.2 Related External Standards National Monetary Council Resolution No. 3,921/10. National Monetary Council Resolution No. 4,878, of December 23, 2020. 12. Approval This Policy was approved by the Company’s Board of Directors on May 26, 2022